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FILE NO: 68139.1004

September 30, 2010

VIA EDGAR

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ellington Financial LLC
Pre-Effective Amendment No. 9 to Registration Statement on Form S-11
Filed on August 23, 2010
Registration No. 333-160562

Dear Mr. Kluck:

As counsel to Ellington Financial LLC, a Delaware limited liability company (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 10 (“Amendment No. 10”) to the Company’s Registration Statement on Form S-11 (File No. 333-160562) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letters dated September 24, 2010 and September 28, 2010.

For convenience of reference, each Staff comment contained in your September 24, 2010 and September 28, 2010 comment letters is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letters, and is followed by the corresponding response of the Company.

We have provided to each of you, Jessica Barberich, Yolanda Crittendon and Duc Dang a courtesy copy of this letter and two courtesy copies of Amendment No. 10 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 9 to the Registration Statement filed with the Commission on August 23, 2010. The changes reflected in Amendment No. 10 have been made in response to the Staff’s comments. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. Thomas Kluck

September 30, 2010

Letter dated September 24, 2010

Management’s Discussion and Analysis, page 61

1.	Please revise your disclosure to discuss the reason behind the changes in your holdings. For instance, we note that for this six month period, it appears that you have a net short position in your agency investments, including your TBAs, which appears different from your prior periods.

RESPONSE: The Company has revised the disclosure on page 74 in the prospectus in response to the Staff’s comment.

Business, page 92

Our Targeted Asset Classes, page 94

TBAs, page 97

2.	We note that your response to prior comment 3 of our letter dated June 10, 2010 and continue to consider your analysis.

RESPONSE: Please see the Company’s response to Comment 1 from your September 28, 2010 comment letter.

Letter dated September 28, 2010

Liquidity Management, page 97

Our Financing Strategies and Use of Leverage, page 97

1.	We have read your response to comment three in our letter dated June 10, 2010. Please walk us through an example of when you engage in a TBA roll transaction with the same counterparty, a TBA roll transaction with different counterparties, as well as a TBA non-roll purchase and sale transaction. For each example, please include journal entries and the timing when such entries are recorded. Your examples should also discuss how these transactions are being presented on the balance sheet.

RESPONSE: The Company is providing to the Staff on a supplemental basis the requested examples.

Mr. Thomas Kluck

September 30, 2010

2.	Please also tell us the companies reporting under the investment company accounting standards where you have examined their accounting practices in accounting for TBAs and TBA rolls, as referenced in your response dated August 23, 2010.

RESPONSE: On September 30, 2010, the Company orally conveyed the requested information in response to the Staff’s comment.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7366.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Valerie Ford Jacob
Paul D. Tropp
Laurence Penn
Lisa Mumford